                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

               For the fiscal year ended: December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               Commission file number: 0-24710



A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

                          CD Radio 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  CD Radio Inc.
                           1221 Avenue of the Americas
                                   36th Floor
                               New York, NY 10020

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          CD RADIO 401 (k) SAVINGS PLAN
               SEPTEMBER 1, 1998 (INCEPTION) TO DECEMBER 31, 1998

                                      INDEX

                                                                            Page
Part I - Financial Statements (Unaudited)

        Statement of Net Assets Available for Benefits as of December
        31, 1998                                                              1

        Statement of Changes in Net Assets Available for Benefits for
        the period from September 1, 1998 (Inception) to December
        31, 1998                                                              2

        Notes to Financial Statements                                         3

Part II - Supplemental Schedules

           Item 27 (a) - Schedule of Assets Held for Investment Purposes      8

           Item 27 (d) - Schedule of Reportable Transactions                  9

Signatures                                                                   10

                          CD RADIO 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998

                                   (UNAUDITED)


INVESTMENTS, at market value

CD Radio Inc. Common Stock - Non-participant Directed                 $ 138,467

CD Radio Inc. Common Stock - Participant Directed                       108,925

Merrill Lynch S&P 500 Index Fund                                         34,678

Davis New York Venture Fund                                              19,474

Merrill Lynch Preservation Trust Fund                                     7,893

MFS Emerging Growth Fund                                                  5,235

Merrill Lynch Global Allocation Fund                                      3,736

Merrill Lynch Basic Value Fund                                            3,147

IVY Bond Fund                                                             2,830

AIM Constellation Fund                                                    2,499
                                                                      ---------

               Total Investments                                      $ 326,884

Employer Contribution Receivable                                         12,526

Employee Contribution Receivable                                         12,526
                                                                      ---------
Assets Available for Benefits                                         $ 351,936

Accrued Forfeitures                                                      (3,299)
                                                                      ---------
Net Assets Available for Benefits                                     $ 348,637
                                                                      =========


    The accompanying notes are an integral part of this financial statement.

                          CD RADIO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               SEPTEMBER 1, 1998 (INCEPTION) TO DECEMBER 31, 1998

                                   (UNAUDITED)

                                                        CD Radio Inc.     CD Radio Inc.
                                                        Common Stock-    Common Stock -   Merrill Lynch      Davis New
                                                       Non-participant     Participant    S&P 500 Index     York Venture
                                                          Directed          Directed          Fund              Fund
                                                       -------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year       $    --         $    --          $    --          $    --

ADDITIONS:
        Employer contributions                               104,306            --               --               --
        Employee contributions                                  --            30,524           31,668           18,097
        Employee rollovers                                      --            62,150             --               --
        Interest and dividend income                            --              --               --               --
        Net appreciation of investments                       34,161          15,224            4,479            2,217
                                                           ---------       ---------        ---------        ---------
               Total additions                             $ 138,467       $ 107,898        $  36,147        $  20,314
                                                           ---------       ---------        ---------        ---------
DEDUCTIONS:
Forfeitures                                                     --              --               --               --
Distributions                                                   --              (590)          (1,469)            --
                                                           ---------       ---------        ---------        ---------
               Total Deductions                            $    --         $    (590)       $  (1,469)       $    --
                                                           ---------       ---------        ---------        ---------
TRANSFERS AMONGST FUNDS                                         --             1,617             --               (840)
                                                           ---------       ---------        ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS, end of year             $ 138,467       $ 108,925        $  34,678        $  19,474
                                                           =========       =========        =========        =========

                                                                                         Merrill Lynch
                                                        Merrill Lynch                       Global       Merrill Lynch
                                                        Preservation     MFS Emerging      Allocation     Basic Value    IVY Bond
                                                          Trust Fund      Growth Fund         Fund            Fund         Fund
                                                       ----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year       $    --         $    --         $    --         $    --       $    --

ADDITIONS:
        Employer contributions                                  --              --              --              --            --
        Employee contributions                                 7,631           4,172           3,558           2,971         3,593
        Employee rollovers                                      --              --              --              --            --
        Interest and dividend income                             262            --              --              --            --
        Net appreciation of investments                         --             1,063             178             176            14
                                                           ---------       ---------       ---------       ---------     ---------
               Total additions                             $   7,893       $   5,235       $   3,736       $   3,147     $   3,607
                                                           ---------       ---------       ---------       ---------     ---------
DEDUCTIONS:
Forfeitures                                                     --              --              --              --            --
Distributions                                                   --              --              --              --            --
                                                           ---------       ---------       ---------       ---------     ---------
               Total Deductions                            $    --         $    --         $    --         $    --       $    --
                                                           ---------       ---------       ---------       ---------     ---------
TRANSFERS AMONGST FUNDS                                         --              --              --              --            (777)
                                                           ---------       ---------       ---------       ---------     ---------
NET ASSETS AVAILABLE FOR BENEFITS, end of year             $   7,893       $   5,235       $   3,736       $   3,147     $   2,830
                                                           =========       =========       =========       =========     =========

                                                            AIM
                                                        Constellation
                                                            Fund            Other           Total
                                                       ---------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year      $    --         $    --          $    --

ADDITIONS:
        Employer contributions                                 --            12,526          116,832
        Employee contributions                                2,092          12,526          116,832
        Employee rollovers                                     --              --             62,150
        Interest and dividend income                           --              --                262
        Net appreciation of investments                         407            --             57,919
                                                          ---------       ---------        ---------
               Total additions                            $   2,499       $  25,052        $ 353,995
                                                          ---------       ---------        ---------
DEDUCTIONS:
Forfeitures                                                    --            (3,299)          (3,299)
Distributions                                                  --              --             (2,059)
                                                          ---------       ---------        ---------
               Total Deductions                           $    --         $  (3,299)          (5,358)
                                                          ---------       ---------        ---------
TRANSFERS AMONGST FUNDS                                        --              --               --
                                                          ---------       ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS, end of year            $   2,499       $  21,753        $ 348,637
                                                          =========       =========        =========

    The accompanying notes are an integral part of this financial statement.

                          CD RADIO 401 (k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998
                                   (UNAUDITED)

NOTE - 1 DESCRIPTION OF THE PLAN

CD Radio Inc. ("CD Radio") sponsors the CD Radio 401(k) Savings Plan (the "Plan"). The inception date of the Plan was September 1, 1998 and the Plan has an anniversary date of December 31.

As permitted by 29 CFR 2520.104-50 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), the Plan has elected to defer attaching an accountant's opinion for the first of two plan years, one of which is a short plan year of seven months or less.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all terms are contained in that document.

General

The Plan is a defined contribution plan covering all non-union employees of CD Radio who have attained 21 years of age. Participation in the Plan begins on the first day of the first month following an employee's date of hire. The Plan is subject to the provisions of ERISA.

Contributions

Participants may elect to contribute up to 12% of compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code (the "Code"). Under the Code, individual contributions for which taxes may be deferred were limited to $10,000 in 1998. Contributions for highly compensated participants, as defined, are limited to an amount set by the plan administrator to permit the Plan to meet certain discrimination tests required by the Code.

The Plan provides for employer matching contributions based on employee contribution levels. For the initial Plan year, CD Radio provided a matching employer contribution of dollar for dollar for the first $10,000 deferred. This matching employer contribution was in the form of common stock of CD Radio. Each plan year, CD Radio will review and determine the matching employer contributions for the subsequent plan year. Employees are eligible to receive the matching employer contribution during a year in which the employee has performed at least one hour of service, regardless of employment status on the last day of the plan year.

CD Radio may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all participants eligible to receive an allocation. These additional contributions, referred to as regular employer contributions, will be limited to profits as determined by the 401(k) Committee and will be determined for each plan year by CD Radio. Employees are only eligible to share in regular employer contributions during any plan year in which they are employed on the last day of the plan year.

Administrative Expenses

All administrative expenses are paid by the Plan, except to the extent paid by the Plan sponsor. For the period ending December 31, 1998, administrative expenses were funded by Plan forfeitures.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching and regular contributions and allocations of Plan earnings. Allocations of investment income are based on participant earnings or account balances. The benefit to which a member is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in company matching and regular contributions begins one year after employment at a rate of 33 1/3% per year until the third year of employment when 100% is vested. Notwithstanding the foregoing statement, a participant becomes fully vested in his or her company matching and regular contributions upon his or her retirement, disability, death, upon reaching age 65, or if there is a change in control of the employer.

Investment Options

Upon enrollment, participants may designate the funds in which their contributions are to be invested, in increments of 5%. Participants may elect to contribute or to modify a previous election before the first day of each month. This may done by filing a written notice with the Plan Administrator or by calling the interactive voice response system at least 10 days before the first day of the month for which the modification is effective. The investment options available are as follows:

-       CD Radio Inc. Common Stock- shares of CD Radio Inc. stock.

- Merrill Lynch S & P 500 Index Fund- an index fund that invests in a portfolio of equities that mirrors the Standard & Poor's 500 Index.

- Davis New York Venture Fund- a growth fund investing primarily in equities issued by companies with market capitalization of at least $250 million, though it may also hold securities of smaller companies.

- Merrill Lynch Preservation Trust Fund- a money market fund designed to provide investors with high current income, consistent with liquidity and stability of principal.

- MFS Emerging Growth Fund- a mid-cap growth fund that normally invests at least 80% of assets in common stocks of small and medium sized companies having just begun their life cycle, but have the potential to become major enterprises. The fund may also invest in established companies with earnings growth that is expected to accelerate.

- Merrill Lynch Global Allocation Fund- a multi-asset global fund that invests in domestic and foreign equities, debt and money markets.

- Merrill Lynch Basic Value Fund- a growth and income fund that invests primarily in equities that are selling at a discount to their book values or to their historical P/E ratios, or that seem capable of recovering from temporarily unfavorable conditions.

- IVY Bond Fund- a long-term bond fund that invests at least 65% of assets in investment grade corporate bonds and government debt that mature in more than 13 months.

- AIM Constellation Fund- a mid-cap growth fund that invests primarily in common stocks, emphasizing small to mid-size emerging growth companies.

All employer matching and regular contributions are invested in CD Radio stock.

Distributions of Benefits

Upon termination of employment due to death, disability, retirement, or upon attaining age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in an event of hardship, as defined.

Participant Loans

Participants have the ability to borrow against their vested account balance, up to the lesser of $50,000 or 50% of their vested balance, with a minimum borrowing of $1,000. Loans must generally be repaid within five years in equal installments via payroll deductions, with the exception of loans taken to purchase a principal residence, which may be repaid over a reasonable period of time in excess of five years, as determined by the Plan Administrator. Loans are secured by the balance in the participant's account and bear interest at a comparable rate charged by a bank or other financial institution at the time of the loan.

Forfeitures

Forfeitures of non-vested contributions are used to reduce matching employer contributions or administrative expenses borne by the employer. At December 31, 1998, forfeited non-vested contributions totaled $3,299 and were used to pay administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Stocks and fund shares are valued at their quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX

The Plan sponsor has applied for an IRS determination letter in accordance with applicable sections of the Code. Although determination has not yet been granted, the Plan Administrator and Plan counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested. The net assets of the Plan will be distributed by the trustee in accordance with the Plan document in a uniform and nondiscretionary manner.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

CD Radio and Merrill Lynch Trust Company, plan trustee, are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

NOTE 6 - INVESTMENTS

The fair value of investments that individually represent 5% or more of the Plan's net assets are as follows:

                                                        DECEMBER 31, 1998
                                                        -----------------
CD Radio Inc. Common Stock                                  $  247,392
Merrill Lynch S&P 500 Index                                     34,678
Davis New York Venture Fund                                     19,474

NOTE 7 - RECONCILIATION TO FORM 5500-C/R

The following is a reconciliation between the Form 5500-C/R and the enclosed Statement of Net Assets Available for Benefits:

                                                       DECEMBER 31, 1998
                                                       -----------------
Net Assets Available for                                  $  346,751
Benefits per Form 5500-C/R

Accrued Benefits Payable                                       1,884

Miscellaneous                                                      2
                                                          ----------
Net Assets Available for Benefits                         $  348,637
                                                          ==========


The following is a reconciliation between the Form 5500-C/R and the enclosed Statement of Changes in Net Assets Available for Benefits:

                                                                              DECEMBER 31, 1998
                                                                              -----------------
Net Income per Form 5500-C/R                                                     $  346,751

Benefits requested but not paid as of December 31, 1998                               1,884

Miscellaneous                                                                             2
                                                                                 ----------
Net Income per enclosed Statement of Changes in Net Assets Available for
Benefits                                                                         $  348,637
                                                                                 ==========

SCHEDULE I

                          CD RADIO 401 (k) SAVINGS PLAN

                     ITEM 27a -- SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                                DECEMBER 31, 1998
                                   (UNAUDITED)

                                 EIN 52-1700207


                                          (c) DESCRIPTION OF
                                          INVESTMENT, INCLUDING
                                          MATURITY DATE, RATE OF
      (b) IDENTITY OF ISSUER, BORROWER,   INTEREST, COLLATERAL, PAR
(a)   LESSOR OR SIMILAR PARTY             OR MATURITY VALUE                                (d) COST        (e) CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------
      *CD Radio Inc.                      Common Stock, 7,092 shares in participation      $193,975             $247,392

      *Merrill Lynch Trust Company        S&P 500 Index Fund, 2,268 shares in                31,759               34,678
                                          participation

      Davis Selected Advisors             New York Venture Fund, 788 shares in               17,598               19,474
                                          participation

      *Merrill Lynch Trust Company        Preservation Trust Fund, 7,893 shares in            7,893                7,893
                                          participation

      MFS Investment Management           Emerging Growth Fund, 120 shares in                 4,213                5,235
                                          participation

      *Merrill Lynch Trust Company        Global Allocation Fund, 301 shares in               3,826                3,736
                                          participation

      *Merrill Lynch Trust Company        Basic Value Fund,  84 shares in                     3,009                3,147
                                          participation

      IVY Management, Inc.                Bond Fund, 298 shares in participation              2,852                2,830

      AIM Management Group Inc.           Constellation Fund, 83 shares in                    2,140                2,499
                                          participation
                                                                                           -----------------------------
      Total Investments                                                                    $267,265             $326,884
                                                                                           =============================



                         *Represents a party-in-interest

         The accompanying notes are an integral part of this statement.

                                                                     SCHEDULE II

                          CD RADIO 401 (k) SAVINGS PLAN

               ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS (A)

               SEPTEMBER 1, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                 NUMBER OF    (c) PURCHASE                      (g) COST OF
(a) IDENTITY OF PARTY INVOLVED   (b) DESCRIPTION OF ASSET      TRANSACTIONS       PRICE      (d) SELLING PRICE     ASSET
---------------------------------------------------------------------------------------------------------------------------
*CD Radio Inc.                       Common Stock                   16          $196,980              n/a        $196,980
                                     Common Stock                    4               n/a           $4,334           3,005

*Merrill Lynch Trust Company         S&P 500 Index Fund              9            33,127              n/a          33,127
                                     S&P 500 Index Fund              3               n/a            1,499           1,368

Davis Selected Advisors              New York Venture Fund           7            18,379              n/a          18,379
                                     New York Venture Fund           1               n/a              841             781

*Merrill Lynch Trust Company         Preservation Trust Fund        61             7,893              n/a           7,893

MFS Investment Management            Emerging Growth Fund            7             4,213              n/a           4,213

*Merrill Lynch Trust Company         Global Allocation Fund          9             3,826              n/a           3,826

*Merrill Lynch Trust Company         Basic Value Fund                8             3,009              n/a           3,009

IVY Management, Inc.                 Bond Fund                       9             3,629              n/a           3,629
                                     Bond Fund                       1               n/a              772             777

AIM Management Group Inc.            Constellation Fund              8             2,140              n/a           2,140

*Merrill Lynch Trust Company         CMA Money Fund                 17           128,504              n/a         128,504
                                     CMA Money Fund                 21               n/a          128,504         128,504

                                  (h) CURRENT VALUE OF
                                          ASSET ON       (i) NET GAIN OR
(a) IDENTITY OF PARTY INVOLVED       TRANSACTION DATE         (LOSS)
------------------------------------------------------------------------
*CD Radio Inc.                          $196,980                  n/a
                                           4,334               $1,329

*Merrill Lynch Trust Company              33,127                  n/a
                                           1,499                  131

Davis Selected Advisors                   18,379                  n/a
                                             841                   60

*Merrill Lynch Trust Company               7,893                  n/a

MFS Investment Management                  4,213                  n/a

*Merrill Lynch Trust Company               3,826                  n/a

*Merrill Lynch Trust Company               3,009                  n/a

IVY Management, Inc.                       3,629                  n/a
                                             772                   (5)

AIM Management Group Inc.                  2,140                  n/a

*Merrill Lynch Trust Company             128,504                  n/a
                                         128,504                  n/a

     (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of the
              Plan's assets as of the beginning of the plan year.

                         *Represents a party-in-interest

     The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CD RADIO 401(k) SAVINGS PLAN



                                        By: /s/ John T. McClain
                                            -----------------------------
                                            John T. McClain
                                            Vice President and Controller
                                            (Chief Accounting Officer)


June 28, 1999